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NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8364 Fax

December 9, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. David L. Orlic

Re:	William Blair Funds (the “Registrant”)

Preliminary Proxy Statement on Schedule 14A

(File No. 811-05344)

Dear Mr. Orlic:

This letter responds to the comments you provided to (i) Robert Toner and John Raczek, each of William Blair Investment Management, LLC (“WBIM”), Michael M. Piri, of Dechert LLP, and me in a telephonic discussion on November 10, 2021 and (ii) me in a telephonic discussion on November 24, 2021 with respect to your review of the Registrant’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) that discloses certain proposed changes (“Proposals”) to the William Blair Short Duration Bond Fund (formerly, the William Blair Income Fund and William Blair Short-Term Bond Fund) (the “Fund”), as filed with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2021. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statement.

November 10, 2021 Comments

Comment 1.    Please revise the Preliminary Proxy Statement to prominently state that the Fund recently changed its name from “William Blair Income Fund” to “William Blair Short Duration Bond Fund”.

Response 1:    In Response to this comment, the Registrant has revised the following disclosure on Page 1 of the Preliminary Proxy Statement as follows:

The accompanying proxy is solicited by the Board of Trustees of William Blair Funds (the “Board” and each member thereof a “Trustee”) for voting at the special meeting of shareholders of William Blair Short~~-Term~~ Duration Bond Fund

(formerly known as William Blair Income Fund and William Blair Short-Term Bond Fund) (the “Fund”), a series of William Blair Funds (the “Trust”)~~,~~. At its October 26-27, 2021 meeting, the Board approved a change in the Fund’s name from the “William Blair Income Fund” to the “William Blair Short-Term Bond Fund”. Subsequently in December 2021, the Board approved a change in the Fund’s name from the “William Blair Short-Term Bond Fund” to the “William Blair Short Duration Bond Fund”. The special meeting of the shareholders of the Fund will ~~to~~ be held virtually on January 27~~13~~, 2022 at 12:00 p.m. Central time and at any and all adjournments or postponements thereof (the “Meeting”).

Comment 2.    Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, requires that a form of proxy “identify clearly and impartially each separate matter intended to be acted upon.” Please revise the Registrant’s descriptions of the Proposals in the Preliminary Proxy Statement to align with this requirement.

Response 2:    In response to this comment, the Registrant has revised the descriptions of Proposal 1 and Proposal 2 in the cover letter to shareholders, notice of special meeting of shareholders, Preliminary Proxy Statement, and the proxy card as follows:

Proposal 1: To approve a change in the Fund’s fundamental investment objective ~~as described in this proxy statement~~ to indicate that the Fund seeks to generate current income, rather than a high level of current income.

Proposal 2: To approve a change in fundamental investment policy for the Fund ~~as described in this proxy statement~~ to remove, as a fundamental investment policy, the current restriction on investment in fixed income securities rated below a specified rating level by nationally recognized rating organizations.

In addition, the Registrant has revised the response to the question “What am I being asked to vote on?” in the Questions and Answers section of the cover letter to shareholders as follows:

At a special meeting of shareholders (the “Meeting”) of William Blair Short Duration~~-Term~~ Bond Fund (formerly known as William Blair Income Fund and William Blair Short-Term Bond Fund) (the “Fund”), you will be asked to vote on the following proposals with respect to the Fund, and to transact any other business as may properly come before the Meeting or any adjournment or postponement thereof: to approve a change in the Fund’s fundamental investment objective to indicate that the Fund seeks to generate current income, rather than a high level of current income; and to approve a change in fundamental investment policy for the Fund to remove, as a fundamental investment policy, the current restriction on investment in fixed income securities rated below a specified rating level by nationally recognized rating organizations as described in the proxy statement (the “Proposals”).

Comment 3.    The Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), adopting release states that an investment company that includes the term “short-term” in its name should have a dollar weighted average maturity of no more than three years. In light of the use of “short-term” in the Fund’s name, please disclose in the Preliminary Proxy Statement that the Fund will have either a dollar weighted average maturity or a weighted average duration of no more than three years.

Response 3:

The Registrant notes that the Names Rule adopting release states: “the Division has required an investment company that included the words ‘short-term’… in its name to have a dollar-weighted average maturity of…no more than 3 years.” See Investment Company Act Release No. 24828 (Jan. 17, 2001) at section II.C.2. (the “Release”). FAQ 11 reiterates this position. The cited guidance indicates that the Staff generally believes that short-term bond funds should have a weighted average maturity of three years or less.

As supplemented on November 10, 2021, the Fund’s currently effective registration statement, which states that “[t]he anticipated weighted average maturity of the Fund is up to five years. The anticipated weighted average duration for the Fund is up to 3.5 years.”, would not, on its face, be consistent with this guidance. However, the SEC, through the Release, acknowledged that “[i]n view of the shortcomings associated with analyzing interest rate volatility based on average weighted maturity, investment companies and investment professionals increasingly evaluate bond portfolios based on ‘duration,’ which reflects the sensitivity of an investment company’s return to changes in interest rates.” See Release at note 47. Consistent with flexibility acknowledged in the comment provided, WBIM agrees that duration should be the chief measure for analyzing interest rate volatility in the short-term bond context and intends to focus on duration, rather than maturity, in constructing the Fund’s portfolio. Accordingly, in response to this comment, the Registrant inserted the following language as (i) the second to last sentence of the last paragraph of the Registrant’s answer to “What revisions are being made to the fundamental investment policy of the Fund?” in the cover letter to shareholders and (ii) the second to last sentence of the third to last paragraph in the “Proposals – Proposal 2 – To approve changes to certain of the Fund’s Fundamental Investment Policy” section of the Preliminary Proxy Statement:

The anticipated weighted average duration for the Fund is up to 3.5 years.

The Registrant respectfully submits that permitting a weighted average duration of up to 3.5 years is consistent with the SEC’s original intent when setting the 3-year threshold in the Release. Specifically, the Registrant notes that the duration range for funds in the Morningstar, Inc. “Short-Term Bond Fund” category, of which the Fund is a constituent, is 1.0 to 3.5 years. Consistent with the range in this Morningstar category, WBIM, as the Fund’s investment adviser, believes that the additional flexibility to maintain a weighted average duration of up to 3.5 years would allow the portfolio management team to construct the Fund’s portfolio in a manner that is more responsive to fixed income markets while managing duration actively and appropriately under evolving market environments.

The Registrant believes that the Fund’s stated weighted average duration and maturity are reasonable in light of the Fund’s “short-term” strategy. Per your subsequent comments provided on November 24, 2021, the Registrant will rename the Fund as the “William Blair Short Duration Fund” and reflect this change in the definitive Proxy Statement provided to Fund shareholders.

Comment 4.    On Page 5 of the cover letter to shareholders, please revise the answer to, “What vote is required to approve the Proposals?” to clarify that, in the event that one Proposal is approved and the other is not, only the Proposal that is approved will be acted on.

Response 4:    In response to this comment, the Registrant has revised the second paragraph of the specified answer as follows:

The Proposals are independent of each other. Therefore, it may be the case that one Proposal may be approved while another is not, in which case only the Proposal that is approved will be acted on.

Comment 5.    Currently, the Fund, as a matter of fundamental investment policy, invests at least 90% of its assets in debt that is rated “A-” or better, or an equivalent rating (the “current quality threshold”), by at least one of the following three nationally recognized statistical rating organizations: Fitch Ratings, Moody’s Investors Service, Inc. and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (each, a “Rating Organization”). If approved by shareholders,

Proposal 2 will require the Fund, as a matter of fundamental policy, to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in any debt without regard to the current quality threshold. In the Staff’s view, this change would allow the Fund to invest in fixed income securities of any credit quality without limit notwithstanding the Registrant’s intention to insert principal investment strategy disclosure in the Fund’s registration statement if Proposal 2 is approved by shareholders that, as a matter of non-fundamental investment policy, the Fund “invests primarily in U.S. dollar denominated, investment grade fixed income securities” (the “IG Quality Disclosure”).

The Staff also notes that if Proposal 2 is approved by shareholders, the Fund’s existing non-fundamental investment policy limiting Fund investments in debt securities that at the time of purchase are rated lower than “A-” but at least “BBB-” (or its equivalent) by at least one of the three Rating Organizations referenced above would be updated to (i) permit the Fund to invest up to 100% of its total assets in in debt securities that at the time of purchase are rated at least “BBB-” (or its equivalent) by at least one nationally recognized statistical rating organization and (ii) eliminate the restriction on investing more than 3% of the Fund’s total net assets in securities of any single issuer whose securities are rated “BBB-”.

In each of the instances specified below, please add or bold disclosure, as applicable, that clarifies: (1) under Proposal 2, the Fund would remove, as a matter of fundamental investment policy, the current quality threshold for the Fund’s investments; (2) any anticipated tax and/or other expenses associated with the proposed change in the Fund’s fundamental investment policy; and (3) that the IG Quality Disclosure, as a non-fundamental investment policy, can be changed at any time by the Board without shareholder approval.

a)	On Pages 3-4 of the cover letter to shareholders, the Registrant’s answer to, “What revisions are being made to the fundamental policy of the Fund?”

b)	On Pages 3-5 of the Preliminary Proxy Statement, under “Proposals – Proposal 2 – To approve changes to the Fund’s Fundamental Investment Policy.”

Response 5:    In response to the comment, the Registrant has:

a)	Revised the answer to the question “What revisions are being made to the fundamental policy of the Fund?” in the Questions and Answers section of the cover letter to shareholders as follows:

The Fund may currently invest up to 10% of its total assets in below “A-” rated debt. To more closely align with the portfolio management team’s expectations for managing the Fund and in light of growth in the percentage of investment grade debt represented by BBB-rated debt (including debt rated “BBB+”, “BBB”, and “BBB-”), the investment team believes it is appropriate to have additional flexibility to be able to invest a larger portion of the Fund’s total assets in a wider range of debt, including debt rated “BBB+” or lower ~~rated debt~~, to help balance the Fund’s exposure between credit spreads and interest rates. The Adviser expects that any increase in BBB-rated debt will not materially diverge from the Fund’s current risk/return profile.

The Fund currently has the following fundamental investment policy:

“As a matter of fundamental policy, under normal market conditions, the Fund invests at least 90% of its total assets in the following: (a) U.S. dollar-denominated corporate debt securities (domestic or foreign) with long-term ratings of “A-” or better, or an equivalent rating, by at least one of the following three nationally recognized statistical rating organizations: Fitch Ratings, Moody’s Investors Service, Inc. and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Rating Organizations”); (b) obligations of or guaranteed by the U.S. Government, its agencies or instrumentalities; (c) collateralized obligations, which are debt securities issued by a corporation, trust or custodian, or by a U.S. Government agency or instrumentality, that are collateralized (i.e., secured as to payment of interest and/or principal) by a portfolio or pool of assets, such as mortgages, mortgage-backed securities, debit balances on credit card accounts or U.S. Government securities (the Fund may invest in collateralized obligations that are not guaranteed by a U.S. Government agency or instrumentality only if the collateralized obligations are rated “A-” or better, or an equivalent rating, by one of the Rating Organizations); and (d) commercial paper obligations rated within the highest grade by one of the Rating Organizations.”

It is proposed that the fundamental investment policy by revised to read as follows:

As a matter of fundamental policy, under normal market conditions, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds.

The revised fundamental investment policy will ~~both allow~~ provide the Fund with greater ~~the desired~~ flexibility to invest in debt of any quality, including BBB-rated debt securities (including debt securities rated “BBB+”, “BBB”, and “BBB-”), which, as described in the accompanying proxy statement, will help the Fund balance its exposure between credit spreads and interest rates ~~to a greater degree~~ and will also satisfy the regulatory requirement that the Fund adopt a policy to invest at least 80% of its net assets in bonds consistent with its new name. For purposes of the policy, “bonds” would include all types of fixed income instruments.

Assuming that the fundamental investment policy is revised as indicated above, the Adviser would also include the following additional disclosure in the Fund’s principal investment strategies:

“The Fund invests primarily in U.S. dollar denominated, investment grade fixed income securities. A security is considered to be investment grade if it is rated in one of the highest four categories by at least one nationally recognized statistical rating organization (“Rating Organization”) at the time of investment.”

Proposal 2 could incrementally increase the risk profile of the Fund. The lower the rating of a bond, the greater the risk is that the issuer could default on its obligation to make payments under the bond. The Adviser notes however that any security rated “BBB-” or higher is still considered investment grade.

The Adviser does not intend to purchase securities for the Fund that are rated below “BBB-” at the time of purchase. However, securities that are downgraded below “BBB-” after purchase may continue to be held by the Fund. ~~In addition, this~~ This policy is not a fundamental investment policy and may be changed in the future by the Board without shareholder approval.

Increasing the amount the Fund may invest in below “A-” rated debt allows for greater diversification within the Fund~~, which the Adviser believes would allow for better risk management~~. Fixed income investors can earn returns primarily through two sources ~~methods~~: credit spreads and interest rates ~~risk or interest rate (duration) risk~~. The Adviser intends to manage the weighted average duration (a measure of interest rate/sensitivity) of the Fund, along with investing in a broader range of bonds carrying ~~having~~ different credit ratings. Duration is a measure of interest rate risk, or the sensitivity of an investment to changes in interest rates. For example, if an investment has a duration of five years, for every 1% increase (or decrease) in interest rates, the price of a security is expected to fall (or rise) by approximately 5%. The anticipated weighted average duration for the Fund is up to 3.5 years. Although the portfolio repositioning associated with transitioning from the Fund’s current fundamental investment policy, if approved by shareholders, may result in tax or other costs to the Fund, the Adviser does not expect any such costs to be material. ~~The Adviser would prefer to earn returns with an appropriate mix of credit and interest rate risk. The Adviser believes this change allows it to better balance those risks in the Fund.~~

b)	Revised the disclosure under “Proposals – Proposal 2 – To approve changes to the Fund’s Fundamental Investment Policy” in the Preliminary Proxy Statement as follows:

Proposal 2 relates to a proposed change ~~changed~~ to the Fund’s fundamental investment policy with respect to the credit ratings of the debt securities in which the Fund currently invests at least 90% of its assets ~~investment in BBB rated debt securities~~. The Adviser believes that if approved, Proposal 2 would provide the Adviser more flexibility to invest the Fund’s assets in a manner that could result in improved investment performance for the Fund.

The Fund may currently invest up to 10% of its total assets in below “A-” rated debt. To more closely align with the portfolio management team’s expectations for managing the Fund and in light of growth in the percentage of investment grade debt represented by BBB-rated debt (including debt rated “BBB+”, “BBB”, and “BBB-”), the investment team believes it is appropriate to have additional flexibility to be able to invest a larger portion of the Fund’s total assets in a wider range of debt, including debt rated “BBB+” or lower ~~rated debt~~, to help balance the Fund’s exposure between credit spreads and interest rates. The Adviser expects that any increase in BBB-rated debt will not materially diverge from the Fund’s current risk/return profile. As set forth in more detail below, if Proposal 2 is approved by shareholders, the Fund would be subject to an investment policy to invest primarily in U.S. dollar denominated, investment grade fixed income securities and the Adviser would not intend to purchase securities for the Fund that are rated below “BBB-” at the time of purchase. However, these policies are not fundamental investment policies of the Fund and, as a result, may be changed in the future by the Board without shareholder approval.

The Fund currently has the following principal investment strategies:

“As a matter of fundamental policy, under normal market conditions, the Fund invests at least 90% of its total assets in the following: (a) U.S. dollar-denominated corporate debt securities (domestic or foreign) with long-term ratings of “A-” or better, or an equivalent rating, by at least one of the following three nationally recognized statistical rating organizations: Fitch Ratings, Moody’s Investors Service, Inc. and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Rating Organizations”); (b) obligations of or guaranteed by the U.S. Government, its agencies or instrumentalities; (c) collateralized obligations, which are debt securities issued by a corporation, trust or custodian, or by a U.S. Government agency or instrumentality, that are collateralized (i.e., secured as to payment of interest and/or principal) by a portfolio or pool of assets, such as mortgages, mortgage-backed securities, debit balances on credit card accounts or U.S. Government securities (the Fund may invest in collateralized obligations that are not guaranteed by a U.S. Government agency or instrumentality only if the collateralized obligations are rated “A-” or better, or an equivalent rating, by one of the Rating Organizations); and (d) commercial paper obligations rated within the highest grade by one of the Rating Organizations.”

It is proposed that the fundamental investment policy be revised to read as follows:

As a matter of fundamental policy, under normal market conditions, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds.

The revised policy will provide the Fund with greater ~~both allow the desired~~ flexibility to invest in debt of any quality, including BBB-rated debt securities (including debt securities rated “BBB+”, “BBB”, and “BBB-”), which, as described below, will help the Fund balance its exposure between credit spreads and interest rates ~~to a greater degree~~ and will also satisfy the regulatory requirement that the Fund adopt a policy to invest at least 80% of its net assets in bonds consistent with its new name. For purposes of the policy, “bonds” would include all types of fixed income instruments.

Assuming that Proposal 2 is approved by shareholders, the Adviser would also include the following additional disclosure in the Fund’s principal investment strategies (although this is not a fundamental policy and could be changed in the future without shareholder approval):

“The Fund invests primarily in U.S. dollar denominated, investment grade fixed income securities. A security is considered to be investment grade if it is rated in one of the highest four categories by at least one nationally recognized statistical rating organization (“Rating Organization”) at the time of investment.”

The Fund also currently has a non-fundamental investment policy that up to 10% of the Fund’s total assets may be invested in debt securities that at the time of purchase are rated lower than “A-” but at least “BBB-” (or its equivalent) by at least one nationally recognized statistical rating organization, so long as the Fund does not invest more than 3% of its total net assets in securities of any single issuer whose securities are rated “BBB-”. Securities that are downgraded below “BBB-” (or its equivalent) after purchase may continue to be held in the Fund.

If Proposal 2 is approved by shareholders, this non-fundamental investment policy would be updated to (i) permit the Fund to invest up to 100% of its total assets in in debt securities that at the time of purchase are rated at least “BBB-” (or its equivalent) by at least one nationally recognized statistical rating organization and (ii) eliminate the restriction on investing more than 3% of the Fund’s total net assets in securities of any single issuer whose securities are rated “BBB-”.

The Adviser does not intend to purchase securities for the Fund that are rated below “BBB-” at the time of purchase. However, securities that are downgraded below “BBB-” after purchase may continue to be held by the Fund. ~~In addition, this~~ This policy is not a fundamental policy and may be changed in the future by the Board without shareholder approval.

Proposal 2 could incrementally increase the risk profile of the Fund. The lower the rating of a bond, the greater the risk is that the issuer could default on its obligation to make payments under the bond. The Adviser notes however that any security rated “BBB-” or higher is still considered investment grade.

Increasing the amount the Fund may invest in below “A-” rated debt allows for greater diversification within the Fund~~, which the Adviser believes would allow for better risk management~~. Fixed income investors can earn returns primarily through two sources ~~methods~~: credit spreads and ~~risk or~~ interest rates. ~~rate (duration) risk.~~ The Adviser intends to manage the weighted average duration (a measure of interest rate/sensitivity) of the Fund, along with investing in a broader range of bonds carrying ~~having~~ different credit ratings. Duration is a measure of interest rate risk, or the sensitivity of an investment to changes in interest rates. For example, if an investment has a duration of five years, for every 1% increase (or decrease) in interest rates, the price of a security is expected to fall (or rise) by approximately 5%. The anticipated weighted average duration for the Fund is up to 3.5 years. Although the portfolio repositioning associated with transitioning from the Fund’s current fundamental investment policy, if approved by shareholders, may result in tax or other costs to the Fund, the Adviser does not expect any such costs to be material. ~~In the current market environment, the Adviser intends to lower the average duration of the Fund which should decrease the interest rate risk of the Fund. For example, as active managers in a rising rate environment, the Adviser would prefer to hold a shorter-duration, BBB- rated security, based on fundamentals and relative value. The Adviser would prefer to earn returns with an appropriate mix of credit and interest rate risk. The Adviser believes this change allows it to better balance those risks in the Fund. In this example, the trade-off is credit risk for interest rate risk. This is especially important in a rising interest rate environment, as it~~

~~would take longer to recoup the loss on a longer-duration instrument that has greater interest rate sensitivity. Higher-quality instruments, given their lower coupons, tend to have higher sensitivity to interest rate movements.~~

~~These changes are proposed to allow the Adviser to be better positioned to manage the risk profile of the Fund in a variety of market environments.~~

The proposed changes will allow the Adviser greater flexibility in balancing the Fund’s exposure between credit spreads and interest rates.

If shareholders approve Proposal 2, the Adviser will operate the Fund under the revised fundamental investment policy. If shareholders of the Fund do not approve Proposal 2, the Fund will continue to operate under its existing fundamental investment policy as described in the Fund’s current registration statement and as summarized in this proxy statement.

November 24, 2021 Comments

Comment 1.    In the response to Comment 5, please bold the entire paragraph which begins “The Adviser does not intend to purchase securities rated below “BBB-” at the time of purchase. However, securities that are downgraded below “BBB-” after purchase may continue to be held by the Fund. In addition, this This policy is not a fundamental investment policy and may be changed in the future by the Board without shareholder approval.”

Response 1:     The Registrant confirms that the requested change has been made.

Comment 2.    In light of the Registrant’s response to Comment 3, please revise the Fund’s name to include the term “duration.”

Response 2:     The Registrant confirms that the requested change was made and that the definitive Proxy Statement will reflect this change.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7171 if you wish to discuss this correspondence further.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo

cc:	Robert Toner, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie Capistron, Dechert LLP

Maureen Miller, Vedder Price P.C.